Exhibit 99.1
Mindray Announces Third Quarter 2010 Financial Results
Shenzhen, China — November 8, 2010 — Mindray Medical International Limited (NYSE: MR), a leading developer, manufacturer and marketer of medical devices worldwide, announced today its selected unaudited financial results for the third quarter and nine months ended September 30, 2010.
     Highlights for 2010 Third Quarter and Nine Months
•	Third quarter 2010 net revenues were $168.3 million, an increase of 11.3% over the third quarter of 2009. First nine months net revenues were $493.3 million, an increase of 10.8% year-over-year.

•	Strong international sales of $99.2 million as compared to $84.3 million for the third quarter of 2009, a year-over-year increase of 17.7%.

•	Non-GAAP net income increased 5.8% year-over-year to $39.5 million from $37.4 million in the third quarter of 2009. First nine months non-GAAP net income was $125.6 million, an increase of 18.8% year-over-year.

•	Gross margin in the third quarter of 2010 was 58.8%, compared to 56.6% in the third quarter of 2009 and 58.3% in the second quarter of 2010.

•	Net operating cash generated during the third quarter of 2010 was $27.9 million.

•	The company launched nine new products and several new reagents across its three product lines year to date.
     “Our results this quarter reflected strong international sales growth, which grew 17.7% year-over year,” commented Xu Hang, Mindray’s Chairman and Co-Chief Executive Officer. “We are encouraged by the continued growth momentum in both emerging and developed markets. Similar to last quarter, Latin America, the CIS region and the Middle East led growth among all regions while the developed markets again recorded double-digit growth. In China, revenues grew 3.3% year-over-year, not as strong as prior year largely as a result of continued softening in government spending for medical device purchasing, as well as tier two and below hospitals continuing to lag in self-funded purchases. Tender sales were flat from last quarter. While the long-term prospects of the healthcare sector in China driven by reform remain favorable, the timing associated with medical device purchasing under the plan remains unclear. Non-tender sales grew 1% year-over-year. As we have communicated to investors, we are realigning our sales force and undertaking other strategic initiatives in product development and marketing in order to focus on building out presence in both high-end and low-end market segments, as well as to improve operational efficiency. Mindray continues to focus on innovation and we are pleased to announce the planned openings of three new R&D centers by end of this year.”
SUMMARY — Third Quarter and Nine Months Ended September 30, 2010

	Three Months Ended			Nine Months Ended
	September 30			September 30
(in $ millions, except per-share data)	2010	2009	% chg	2010	2009	% chg
Net Revenues	168.3	151.1	11.3%	493.3	445.3	10.8%
Revenues generated in China	69.1	66.8	3.3%	203.6	205.1	-0.7%
Revenues generated outside China	99.2	84.3	17.7%	289.7	240.2	20.6%
Gross Profit	99.0	85.5	15.7%	285.7	251.8	13.4%
Non-GAAP Gross Profit	100.2	87.2	14.9%	289.8	256.8	12.8%
Operating Income	38.7	34.2	13.2%	118.2	102.6	15.2%
Non-GAAP Operating Income	42.4	40.0	5.9%	129.5	118.6	9.2%
EBITDA	45.8	60.1	-23.8%	138.8	142.3	-2.5%
Net Income	35.9	43.4	-17.2%	114.4	101.8	12.4%
Non-GAAP Net Income	39.5	37.4	5.8%	125.6	105.7	18.8%
Diluted EPS	0.30	0.38	-20.4%	0.97	0.90	7.9%
Non-GAAP Diluted EPS	0.34	0.33	1.7%	1.07	0.94	14.0%
Revenues
Mindray reported net revenues of $168.3 million for the third quarter of 2010, an 11.3% increase from $151.1 million in the third quarter of 2009. Net revenues generated in China in the third quarter of 2010 increased 3.3% to $69.1 million from $66.8 million in the third quarter of 2009, while net revenues generated in international markets in the third quarter of 2010 increased 17.7% to $99.2 million from $84.3 million in the third quarter of 2009.
Performance by Segment
Patient Monitoring & Life Support Products: Patient monitoring & life support products segment revenues increased 7.2% to $72.6 million from $67.7 million in the third quarter of 2009. The patient monitoring & life support products segment contributed 43.1% to total net revenues in the third quarter of 2010.

In-Vitro Diagnostic Products: In-vitro diagnostic products segment revenues increased 15.5% to $43.1 million from $37.3 million in the third quarter of 2009. The in-vitro diagnostic products segment contributed 25.6% to total net revenues in the third quarter of 2010.
Medical Imaging Systems: Medical imaging systems segment revenues increased 17.5% to $42.7 million from $36.4 million in the third quarter of 2009. The medical imaging systems segment contributed 25.4% to total net revenues in the third quarter of 2010.
Others: Other revenues, which are primarily comprised of service fees charged for post warranty period repair services, increased 1.4% to $9.9 million from $9.7 million in the third quarter of 2009. Other revenues contributed 5.9% to total net revenues in the third quarter of 2010.
The segment revenue amounts discussed above include shipping and handling fees charged to customers.
Gross Margins
Third quarter 2010 gross profit was $99.0 million, a 15.7% increase from $85.5 million in the third quarter of 2009. Third quarter 2010 non-GAAP gross profit was $100.2 million, a 14.9% increase from $87.2 million in the third quarter of 2009. Third quarter 2010 gross margin was 58.8% compared to 56.6% in the third quarter of 2009 and 58.3% in the second quarter of 2010. Non-GAAP gross margin was 59.5% in the third quarter of 2010 compared to 57.7% in the third quarter of 2009 and 59.0% in the second quarter of 2010.
Operating Expenses
Selling expenses for the third quarter of 2010 were $30.2 million, or 18.0% of total net revenues, compared to 16.4% in the third quarter of 2009 and 15.2% in the second quarter of 2010. Non-GAAP selling expenses for the third quarter of 2010 were $29.0 million, or 17.2% of total net revenues, compared to 15.4% in the third quarter of 2009 and 14.5% in the second quarter of 2010.
General and administrative expenses for the third quarter of 2010 were $15.2 million, or 9.0% of total net revenues, compared to 7.5% in the third quarter of 2009 and 8.6% in the second quarter of 2010. Non-GAAP general and administrative expenses for the third quarter of 2010 were $14.7 million, or 8.8% of the total net revenues, compared to 6.9% in the third quarter of 2009 and 8.4% in the second quarter of 2010.
Research and development expenses for the third quarter of 2010 were $14.8 million, or 8.8% of total net revenues, compared to 9.4% in the third quarter of 2009 and 8.0% in the second quarter of 2010. Non-GAAP research and development expenses for the third quarter of 2010 were $14.0 million, or

8.3% of total net revenues, compared to 8.8% in the third quarter of 2009 and 7.6% in the second quarter of 2010.
Total share-based compensation expenses, which were allocated to cost of revenues and related operating expenses, were $1.9 million in the third quarter of 2010 compared to $1.8 million in the second quarter of 2010 and $2.6 million in the third quarter of 2009.
Operating income was $38.7 million in the third quarter of 2010, a 13.2% increase from $34.2 million in the third quarter of 2009. Non-GAAP operating income in the third quarter of 2010 was $42.4 million, a 5.9% increase from $40.0 million in the third quarter of 2009. Operating margin was 23.0% in the third quarter of 2010 compared to 22.6% in the third quarter of 2009 and 26.5% in the second quarter of 2010. Non-GAAP operating margin was 25.2% in the third quarter of 2010 compared to 26.5% in the third quarter of 2009 and 28.6% in the second quarter of 2010.
Earnings Before Interest, Taxes, Depreciation and Amortization (“EBITDA”)
Third quarter 2010 EBITDA declined 23.8% year-over-year to $45.8 million from $60.1 million in the third quarter of 2009 and decreased 15.5% from $54.2 million in the second quarter of 2010. The year-over-year decline was primarily due to a one-time income in the third quarter of 2009 of $14.0 million from Beckman Coulter, based on the termination of a joint development and OEM project.
Net Income
Net income decreased 17.2% year-over-year to $35.9 million from $43.4 million in the third quarter of 2009. Non-GAAP net income increased 5.8% year-over-year to $39.5 million from $37.4 million in the third quarter of 2009. Net margin was 21.4% in the third quarter of 2010 compared to 28.7% in the third quarter of 2009 and 23.6% in the second quarter of 2010. Non-GAAP net margin was 23.5% in the third quarter of 2010 compared to 24.7% in the third quarter of 2009 and 25.6% in the second quarter of 2010. Third quarter 2010 income tax expense was $6.4 million representing an effective tax rate of 15.1%.
Third quarter 2010 basic and diluted earnings per share were $0.31 and $0.30, respectively, compared to $0.40 and $0.38 in the third quarter of 2009. Basic and diluted non-GAAP earnings per share were $0.35 and $0.34, respectively, compared to $0.34 and $0.33 in the third quarter of 2009. Shares used in the computation of diluted earnings per share for the third quarter 2010 and third quarter 2009 were 117.9 million and 113.4 million, respectively.
Other Select Data

Average accounts receivable days outstanding were 68 days in the third quarter of 2010 compared to 58 days in the second quarter of 2010. Average inventory days were 116 days in the third quarter of 2010 compared to 93 days in the second quarter of 2010. Average accounts payable days outstanding were 66 days in the third quarter of 2010 compared to 59 days in the second quarter of 2010. Mindray calculates the above working capital days using the average of beginning and ending balances of the quarter.
As of September 30, 2010, the company had total $381.9 million in cash and cash equivalents, and short-term investments as compared to $370.2 million as of June 30, 2010. Net cash generated from operating activities and net cash outflow for capital expenditures during the quarter were $27.9 million and $17.0 million, respectively.
As of September 30, 2010, the company had 6,236 employees.
Nine Months Ended September 30, 2010 Results
Mindray reported net revenues of $493.3 million for the first nine months of 2010, representing a 10.8% increase from $445.3 million in the same period in 2009.
•	Net revenues generated in China in the first nine months of 2010 decreased 0.7% to $203.6 million from $205.1 million in the same period in 2009.

•	Net revenues generated in international markets in the first nine months of 2010 increased 20.6% to $289.7 million from $240.2 million in the first nine months of 2009.
First nine months of 2010 EBITDA decreased 2.5% year-over-year to $138.8 million from $142.3 million in the first nine months of 2009.
First nine months of 2010 net income increased 12.4% year-over-year to $114.4 million from $101.8 million in the first nine months of 2009. First nine months of 2010 non-GAAP net income increased 18.8% year-over-year to $125.6 million from $105.7 million in the first nine months of 2009.
First nine months of 2010 diluted earnings per share increased 7.9% year-over-year to $0.97 from $0.90 in the first nine months of 2009. First nine months of 2010 non-GAAP diluted earnings per share increased 14.0% to $1.07 from $0.94 in the first nine months of 2009.
Business Outlook for Full Year 2010
The company maintains its full year guidance and expects its full year 2010 net revenues to be $700 million.

The company continues to expect its full year 2010 non-GAAP net income to grow 10% over its non-GAAP net income for full year 2009, excluding the $8.6 million corporate income tax reduction recognized in the first quarter of 2010. This guidance assumes a corporate income tax rate of 15% applicable to the Shenzhen subsidiary.
The company expects its capital expenditure for 2010 to remain in the range of $60 million to $70 million.
The company’s practice is to provide guidance on a full year basis only. This forecast reflects Mindray’s current and preliminary views, which are subject to change.
“We are maintaining our guidance at this time. While we are pleased with our performance in the international markets and expect solid international sales trends to continue, we are also taking aggressive measures in the areas of product development, sales force organization, branding and marketing in order to restore growth in non-tender sales in China,” commented Li Xiting, Mindray’s President and Co-Chief Executive Officer. “We remain firm in our belief that China’s healthcare sector continues to be a major segment that attracts heavy investment from both the Chinese government and private capital, which provides promising long-term development prospects for companies like Mindray. We are confident that the implementation of our strategic initiatives in China, our commitment to invest in international markets, as well as our R&D effort, will continue to help fuel Mindray’s future growth.”
Conference Call Information
Mindray’s management will hold an earnings conference call at 8:00 AM on November 9, 2010 U.S. Eastern Time (9:00 PM on November 9, 2010 Beijing/Hong Kong Time).
     Dial-in details for the earnings conference call are as follows:
Hong Kong:	+852-3002-1672

U.S. Toll Free:	+1-866-362-5158

International:	+1-617-597-5397

Pass code for all regions:	Mindray
A replay of the conference call may be accessed by phone at the following numbers until November 23, 2010.

U.S. Toll Free:	+1-888-286-8010

International:	+1-617-801-6888

Pass code:	1158 6347
Additionally, a live and archived webcast of this conference call will be available on the Investor Relations section of Mindray’s website at http://ir.mindray.com.
Use of Non-GAAP Financial Measures
Mindray provides gross profit, R&D expenses, selling expenses, general and administrative expenses, operating income, net income and earnings per share on a non-GAAP basis that excludes share-based compensation expense, acquired intangible assets amortization expense, realignment costs — post acquisition, and other income from onetime early termination of contract, all net of related tax impact, as well as EBITDA to enable investors to better assess the company’s operating performance. The non-GAAP measures described by the company are reconciled to the corresponding GAAP measure in the exhibit below titled “Reconciliations of non-GAAP results of operations measures to the nearest comparable GAAP measures”.
The company has reported for the third quarter of 2010 and provided guidance for full year 2010 earnings per share on a non-GAAP basis. Each of the terms as used by the company is defined as follows:
•	Non-GAAP gross profit represents gross profit reported in accordance with GAAP, adjusted for the effects of share-based compensation and amortization of acquired intangible assets.

•	Non-GAAP operating income represents operating income reported in accordance with GAAP, adjusted for the effects of share-based compensation, realignment cost — post acquisition and amortization of acquired intangible assets.

•	Non-GAAP net income represents net income reported in accordance with GAAP, adjusted for the effects of share-based compensation, realignment cost — post acquisition, amortization of acquired intangible assets and other income from onetime early termination of contract, all net of related tax impact.

•	Non-GAAP earnings per share represents non-GAAP net income divided by the number of shares used in computing basic and diluted earnings per share in accordance with GAAP, and excludes the impact of the declared dividends for the basic calculation.

•	EBITDA represents net income reported in accordance with GAAP, adjusted for the effect of interest income and expenses, provision of income taxes, depreciation and amortization.

The company computes its non-GAAP financial measures using the same consistent method from quarter to quarter. The company notes that these measures may not be calculated on the same basis of similar measures used by other companies. Readers are cautioned not to view non-GAAP results on a stand-alone basis or as a substitute for results under GAAP, or as being comparable to results reported or forecasted by other companies, and should refer to the reconciliation of GAAP results with non-GAAP results for the three months and nine months period ended September 30, 2009 and 2010, respectively, in the attached financial information.
Cautionary Note Regarding Forward-Looking Statements
This press release contains “forward-looking statements,” including those related to the company’s selected unaudited 2010 financial results, the company’s business outlook for the fiscal year 2010, including with respect to net revenues, non-GAAP net income, capital expenditure, anticipated growth or recovery in particular geographic or product markets including emerging markets and high-end product and developed markets, the impact of anticipated healthcare reform or government expenditures, the level of investment in healthcare from government and private sources, the company’s ability to benefit from planned company investments and new strategic initiatives in product development, sales force organization, realignment of our international sales networks, branding and marketing, or to derive anticipated operation synergies, to improve cost structures and operational efficiencies to benefit from government tender sales in China, the growth of non-tender sales in China, and hospital self-funded sales, and our expectation that China and international sales will remain parallel growth drivers for the company. These statements are not historical facts but instead represent only our belief regarding future events or circumstances, many of which, by their nature, are inherently uncertain and outside of our control. It is possible that our actual results and financial condition and other circumstances may differ, possibly materially, from the anticipated results and financial condition indicated in these forward-looking statements. Readers are cautioned that these forward-looking statements are only predictions and may differ materially from actual future events or results due to a variety of factors, including but not limited to: the expected growth of the medical device market in China and internationally; relevant government policies and regulations relating to the medical device industry; market acceptance of our products; our expectations regarding demand for our products; our ability to expand our production, our sales and distribution network and other aspects of our operations; our ability to stay abreast of market trends and technological advances; our ability to effectively protect our intellectual property rights and not infringe on the intellectual property rights of others; competition in the medical device industry in China and internationally; and general economic and business conditions in the countries in which we operate. The financial information contained in this release should be read in conjunction with the consolidated financial statements and notes thereto included in our public filings with the Securities and Exchange Commission. For a discussion of other important factors that could adversely affect our business, financial condition, results of operations and prospects, see “Risk Factors” beginning on page 7 of our annual report on Form 20-F, filed on May 25, 2010. Our results of operations for the third quarter of 2010 are not necessarily indicative of our operating results for any future periods. Any projections in this release are based on limited information currently available to us, which is subject to change. Although such projections and the factors influencing them will likely change, we will not necessarily update the information. Such information speaks only as of the date of this release.
All references to “shares” are to our ordinary shares, which are divided into two classes, Class A and Class B. Each of our American Depositary Shares, which trade on the New York Stock Exchange, represents one Class A ordinary share.
About Mindray
We are a leading developer, manufacturer and marketer of medical devices worldwide. We maintain our global operational headquarters in Shenzhen, China, and multiple sales offices in major domestic and international markets. From our main manufacturing and engineering base in China and through our worldwide distribution network, we supply internationally a broad range of products across three primary business segments, comprised of patient monitoring and life support products, in-vitro diagnostic products and medical imaging systems. For more information, please visit http://ir.mindray.com.
For investor and media inquiries please contact:
In the U.S:
Hoki Luk
Western Bridge, LLC
Tel: +1-646-808-9150
Email: hoki.luk@westernbridgegroup.com
In China:
May Li
Mindray Medical International Limited
Tel: + 86 755 2658 2518
Email: may.li@mindray.com

Exhibit 1
MINDRAY MEDICAL INTERNATIONAL LIMITED
CONDENSED CONSOLIDATED BALANCE SHEETS
(Dollars in thousands)

	As of December	As of September
	31, 2009	30, 2010
	US$	US$
	(Note 2)	(unaudited)
ASSETS
Current assets:
Cash and cash equivalents	204,228	164,715
Restricted cash and restricted investments (Note 1)	102,257	—
Short-term investments	—	217,180
Accounts receivable, net	113,340	129,474
Inventories	64,518	93,515
Value added tax receivables	8,519	12,350
Other receivables	8,999	7,372
Prepayments and deposits	7,466	8,679
Deferred tax assets	2,338	2,942

Total current assets	511,665	636,227

Restricted investment (Note 1)	66,000	—
Other assets	1,585	2,930
Advances for purchase of plant and equipment	28,395	16,155
Property, plant and equipment, net	153,726	187,488
Land use rights, net	25,776	45,267
Intangible assets, net	64,065	63,813
Goodwill	115,053	115,150

Total assets	966,265	1,067,030

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Short-term bank loans (Note 1)	103,128	—
Notes payable	5,647	6,179
Accounts payable	35,752	39,187
Advances from customers	10,081	6,718
Salaries payables	19,877	20,588
Other payables	56,592	64,893
Income taxes payable	16,199	10,970
Deferred tax liabilities	1,499	—
Other taxes payable	5,863	1,279

Total current liabilities	254,638	149,814

Bank loans- long term (Note 1)	66,000	—
Other long-term payables	1,342	1,040
Deferred tax liabilities, net	3,734	6,101

	71,076	7,141

Shareholders’ equity:
Ordinary shares	14	15
Additional paid-in capital	298,408	463,806
Retained earnings	301,476	393,094
Accumulated other comprehensive income	40,651	53,158

Total shareholders’ equity	640,549	910,073

Non- controlling interest	2	2

Total equity	640,551	910,075
Total liabilities and shareholders’ equity	966,265	1,067,030

(1)	Restricted as the security package required for the bank loans as of December 31, 2009. Use of such funds are permitted provided that the proportionate amount of debt must be retired concurrently. As of September 30, 2010, the bank loans were fully repaid.

(2)	Financial information is extracted from the audited financial statements included in the company’s fiscal 2009 Form 20-F.

Exhibit 2
MINDRAY MEDICAL INTERNATIONAL LIMITED
CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
(Dollars in thousands, except for share and per share data)

	Three months ended September 30,		Nine months ended September 30,
	2009	2010	2009	2010
	US$	US$	US$	US$
	(unaudited)	(unaudited)	(unaudited)	(unaudited)
Net revenues
-PRC	66,809	69,037	205,123	203,606
- International	84,319	99,237	240,230	289,728

Net revenues	151,128	168,274	445,353	493,334
Cost of revenues (note 2)	(65,607)	(69,287)	(193,536)	(207,660)

Gross profit	85,521	98,987	251,817	285,674

Selling expenses (note 2)	(24,805)	(30,215)	(73,004)	(81,066)
General and administrative expenses (note 2)	(11,291)	(15,221)	(31,524)	(42,864)
Research and development expenses (note 2)	(14,168)	(14,802)	(43,636)	(43,553)

Realignment costs — post acquisition	(1,030)	—	(1,030)	—

Operating income	34,227	38,749	102,623	118,191

Other income , net	18,719	60	19,071	137
Interest income	1,776	4,157	4,717	8,670
Interest expense	(1,091)	(620)	(3,881)	(2,463)

Income before income taxes and non-controlling interests	53,631	42,346	122,530	124,535
Provision for income taxes	(10,209)	(6,408)	(20,753)	(10,118)

Net Income	43,422	35,938	101,777	114,417
Less: Net income attributable to non-controlling interests	—	—	—	—

Net Income attributable to the Company	43,422	35,938	101,777	114,417

Basic earnings per share	0.40	0.31	0.94	1.01

Diluted earnings per share	0.38	0.30	0.90	0.97

Shares used in the computation of:
Basic earnings per share	108,845,481	114,489,052	108,337,457	113,351,832

Diluted earnings per share	113,374,202	117,884,600	112,671,743	117,396,900

(2) Share-based compensation charges incurred during the period related to:
Cost of revenues	124	61	373	246
Selling expenses	878	570	2,858	1,860
General and administrative expenses	832	486	2,574	1,256
Research and development expenses	802	771	2,444	2,220

Exhibit 3
MINDRAY MEDICAL INTERNATIONAL LIMITED
RECONCILIATIONS OF NON-GAAP RESULTS OF OPERATIONS MEASURES TO THE NEAREST
COMPARABLE GAAP MEASURES
(Dollars in thousands, except for share and per share data)

	Three months ended September 30,		Nine months ended September 30,
	2009	2010	2009	2010
	US$	US$	US$	US$
	(unaudited)	(unaudited)	(unaudited)	(unaudited)
Non-GAAP net income	37,376	39,538	105,726	125,570
Non-GAAP net margin	24.7%	23.5%	23.7%	25.5%
Amortization of acquired intangible assets	(2,135)	(1,745)	(6,484)	(5,745)
Deferred tax impact related to acquired intangible assets	90	33	288	174
Realignment costs — post acquisition	(1,030)	—	(1,261)	—
Income from early termination of contract	11,757	—	11,757	—
Share-based compensation	(2,636)	(1,888)	(8,249)	(5,582)

GAAP net income	43,422	35,938	101,777	114,417
GAAP net margin	28.7%	21.4%	22.9%	23.2%

Non-GAAP income per share — basic	0.34	0.35	0.98	1.11
Non-GAAP income per share — diluted	0.33	0.34	0.94	1.07

GAAP income per share — basic	0.40	0.31	0.94	1.01
GAAP income per share — diluted	0.38	0.30	0.90	0.97

Shares used in computation of:
Basic earnings per share	108,845,481	114,489,052	108,337,457	113,351,832

Diluted earnings per share	113,374,202	117,884,600	112,671,743	117,396,900

Non-GAAP operating income	40,028	42,382	118,617	129,518
Non-GAAP operating margin	26.5%	25.2%	26.6%	26.3%
Amortization of acquired intangible assets	(2,135)	(1,745)	(6,484)	(5,745)
Realignment costs — post acquisition	(1,030)	—	(1,261)	—
Share-based compensation	(2,636)	(1,888)	(8,249)	(5,582)

GAAP operating income	34,227	38,749	102,623	118,191
GAAP operating margin	22.6%	23.0%	23.0%	24.0%

Non-GAAP gross profit	87,153	100,174	256,806	289,805
Non-GAAP gross margin	57.7%	59.5%	57.7%	58.7%
Amortization of acquired intangible assets	(1,508)	(1,126)	(4,616)	(3,885)
Share-based compensation	(124)	(61)	(373)	(246)

GAAP gross profit	85,521	98,987	251,817	285,674
GAAP gross margin	56.6%	58.8%	56.5%	57.9%

Exhibit 4
MINDRAY MEDICAL INTERNATIONAL LIMITED
RECONCILIATION OF GAAP NET INCOME TO EARNINGS BEFORE INTEREST, TAXES,
DEPRECIATION AND AMORTIZATION
(Dollars in thousands)

	Three months ended September 30,		Nine months ended September 30,
	2009	2010	2009	2010
	US$	US$	US$	US$
	(unaudited)	(unaudited)	(unaudited)	(unaudited)
GAAP net income	43,422	35,938	101,777	114,417
Interest income	(1,776)	(4,157)	(4,717)	(8,670)
Interest expense	1,091	620	3,881	2,463
Provision for income taxes	10,209	6,408	20,753	10,118

Earnings before interest and taxes (“EBIT”)	52,946	38,809	121,694	118,328
Depreciation	4,720	4,923	13,770	14,139
Amortization	2,392	2,041	6,844	6,302

Earnings before interest, taxes, depreciation and amortization (“EBITDA”)	60,058	45,773	142,308	138,769